UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Asia Satellite Telecommunications Holdings Limited

(Name of Subject Company)

Asia Satellite Telecommunications Holdings Limited

AsiaCo Acquisition Ltd.

Able Star Associates Limited

GE Capital Equity Investments, Inc.

(Names of Filing Persons)

Ordinary Shares, par value HK$0.10 per share

American Depositary Shares, each representing 10 Ordinary Shares

(Title of Class of Securities)

763991-02-3 (Ordinary Shares)

04516X106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Catherine Chang Asia Satellite Telecommunications Holding Limited 17th Floor, The Lee Gardens 33 Hysan Avenue Causeway Bay, Hong Kong Tel: 011 852 2500 0888	Kenneth Ko AsiaCo Acquisition Ltd. Room 2118, Hutchison House 10 Harcourt Road Hong Kong 011 852 2861 2727

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom +44 20 7367 1601	Lawrence Vranka, Jr. Scott I. Sonnenblick Linklaters 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 903-9000	Joseph T. Verdesca Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 284,191,169	$8,724.67
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 121,360,500 Scheme Shares (either directly or in the form of American Depositary Shares, each representing ten Ordinary Shares), par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited, which represents all shares outstanding on the date hereof and not owned by Bowenvale Limited, at a purchase price of HK$18.30 per Ordinary Shares or HK$183.00 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.8148 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 14, 2007.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) Asia Satellite Telecommunications Holding Limited (the “Company” or “AsiaSat”); (2) AsiaCo Acquisition Ltd. (formerly named Modernday Limited), a company incorporated in the British Virgin Islands with limited liability (the “Offeror” or “AsiaCo”); (3) Able Star Associates Limited, a company incorporated in the British Virgin Islands (“Able Star”); and (4) GE Capital Equity Investments, Inc., a Delaware corporation (“GE Equity”) (collectively, the “Filing Persons”).

The Transaction Statement relates to the proposals (the “Proposals”, as defined below) pursuant to which the Company will become a private company, wholly owned by Able Star and GE Equity through the Offeror and Bowenvale Limited, a limited liability company incorporated in the British Virgin Islands, which currently holds 68.9% of the Company’s Ordinary Shares (the “AsiaSat Shares”).

The Proposals are comprised of a proposal to privatize the Company by way of a scheme of arrangement under Section 99 of the Companies Act 1981 of Bermuda, as amended, (the “Scheme”), to cancel all of the Scheme Shares, resulting in a reduction of the issued share capital of the Company, and to issue new shares to AsiaCo (the “Share Proposal”). Concurrently with the implementation of the Share Proposal, AsiaCo has proposed to acquire outstanding options to purchase AsiaSat Shares (the “Option Proposal, and together with the Share Proposal, the “Proposals”).

The cross references below show the location in the document relating to the Scheme which has been dispatched to AsiaSat shareholders and ADS holders (the “Scheme Document”) of the information required to be included in response to the items of Schedule 13E-3. The responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Scheme Document and the annexes thereto. All information contained in the Scheme Document concerning AsiaSat has been provided by AsiaSat, and all information contained in the Scheme Document concerning the Offeror, Able Star and GE Equity has been provided by the Offeror. Neither AsiaSat nor the Offeror takes responsibility for the accuracy of any information not supplied by such Filing Person. Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Scheme Document.

Item 1. Summary Term Sheet.

The information set forth in Part I under the caption “Summary Term Sheet” in the Scheme Document is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the subject company is Asia Satellite Telecommunications Holdings Limited. The address of the Company’s principal executive office is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, PRC. The telephone number of the Company’s principal executive office is (852) 2500-0888. The information set forth in Part VIII under the caption “Explanatory Statement – 12.1 The Company” is incorporated herein by reference.

(b)	Securities. As of March 16, 2007, there were 390,265,500 AsiaSat Shares issued and outstanding (including 804,397 AsiaSat ADSs representing 8,043,970 AsiaSat Shares).

(c)	Trading Market and Price. The information set forth in Part VIII under the caption “Explanatory Statement – 7.1 Comparables” in the Scheme Document is incorporated herein by reference.

(d)	Dividends. The information set forth in Part VIII under the caption “Explanatory Statement – 7.4 Dividends” in the Scheme Document is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

Asia Satellite Telecommunications Holdings Limited, the subject company, is a filing entity. The information set forth in Part VIII under the caption “Explanatory Statement – 12. Information on the Companies – 12.1 The Company” in the Scheme Document is incorporated herein by reference.

AsiaCo, the Offeror, is a filing entity. The information set forth in Part VIII under the caption “Explanatory Statement – 12. Information on the Companies – 12.2 The Offeror” in the Scheme Document is incorporated herein by reference.

Able Star Associates Limited is a filing entity. The information set forth in Part VIII under the caption “Explanatory Statement – 12. Information on the Companies – 12.2 The Offeror and 12.4 – Able Star” in the Scheme Document is incorporated herein by reference.

GE Equity is a filing entity. The information set forth in Part VIII under the caption “Explanatory Statement – 12. Information on the Companies – 12.2 The Offeror” and “12.5 GE Equity” in the Scheme Document is incorporated herein by reference.

(b)	Business and Background of Entities. The information set forth in Part VIII under the caption “Explanatory Statement – 12. Information on the Companies” in the Scheme Document is incorporated herein by reference.

None of the filing entities has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the filing entities has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information set forth in Part VIII under the caption “Explanatory Statement – 12. Information on the Companies” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Merger or Similar Transaction.

(i)	A Brief Description of the Transaction. The information set forth in Part I under the caption “Summary Term Sheet” and Part VIII under the caption “Explanatory Statement – 2. Terms of the Proposals” in the Scheme Document is incorporated herein by reference.

(ii)	Consideration. The information set forth in Part VIII under the caption “Explanatory Statement – 2. Terms of the Proposals” in the Scheme Document is incorporated herein by reference.

(iii)	Reasons for the Transaction. The information set forth in Part VIII under the caption “Explanatory Statement – 4.1 Reasons for and Benefits of the Proposals” in the Scheme Document is incorporated herein by reference.

(iv)	Vote Required for Approval. The information set forth in Part IV under the caption “Letter from the Board - 14. Votes Required” and in Part VIII under the caption “Explanatory Statement – 21. Action to be Taken” in the Scheme Document is incorporated herein by reference.

(v)	Material Differences in Rights of Security Holders. The information set forth in Part VIII under the caption “Explanatory Statement – 18. Registration and Payment - 18.1 Payment - Scheme Shareholders” and information set forth in Part IV under the caption “Letter from the Board - 14. Votes Required” in the Scheme Document is incorporated herein by reference.

(vi)	Material Accounting Treatment. The information set forth in Part VII under the caption “US Special Factors – 1.4.6 Material Accounting Treatment” in the Scheme Document is incorporated herein by reference.

(vii)	Material Federal Income Tax Treatment. The information set forth in Part VII under the captions “US Special Factors – 2. Tax Consequences – 2.2 US Federal Income Tax Consequences” in the Scheme Document is incorporated herein by reference.

(c)	Different Terms. The information set forth in Part VIII under the caption “Explanatory Statement – 2. Terms of the Proposals” in the Scheme Document is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in Part VII under the caption “US Special Factors – 1.4.5 No Appraisal Rights” in the Scheme Document is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in Part VII under the caption “US Special Factors – 1.1.1 Past Contacts, Transactions and Negotiations” in the Scheme Document is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in Part VII under the caption “US Special Factors – 1.1.1 Past Contacts, Transactions and Negotiations” in the Scheme Document is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth in Part VII under the caption “US Special Factors – 1.1.1 Past Contacts, Transactions and Negotiations” in the Scheme Document is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in Part VII under the caption “US Special Factors – 1.1.1 Past Contacts, Transactions and Negotiations” and “1.1.2 Agreements involving AsiaSat’s Securities” in the Scheme Document is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of the Securities Acquired. The information set forth in Part VII under the caption “US Special Factors – 1.4 Effects of the Proposals” in the Scheme Document is incorporated herein by reference.

(c)	Plans. The information set forth in Part VII under the caption “US Special Factors – 3. Management – Intentions and Plans” and “1.4 Effect of the Proposals – 1.4.2 Market for AsiaSat Securities” and “1.4.4 Exchange Act de-registration and availability of public information” in the Scheme Document is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in Part VII under the caption “US Special Factors – 1.2 Purposes, Reasons for, Benefits of and Alternatives to the Proposals” in the Scheme Document is incorporated herein by reference.

(b)	Alternatives. The information set forth in Part VII under the caption “US Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements” and “1.2 Purposes, Reasons for, Benefits of and Alternatives to the Proposals” in the Scheme Document is incorporated herein by reference.

(c)	Reasons. The information set forth in Part VII under the caption “US Special Factors – 1.1 Past Contacts, Transactions, Negotiations and Agreements” and “1.2 Purposes, Reasons for, Benefits of and Alternatives to the Proposals” in the Scheme Document is incorporated herein by reference.

(d)	Effects. The information set forth in Part VII under the caption “US Special Factors – 1.4 Effects of the Proposals” and “2.2 U.S. Federal Income Tax Consequences” in the Scheme Document is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth in Part VII under the caption “US Special Factors – 1.3 Fairness,” Part V under the caption “Letter from the Independent Board Committee” and Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the Scheme Document is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in Part VII under the caption “US Special Factors – 1.3 Fairness,” Part V under the caption “Letter from the Independent Board Committee” and Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the Scheme Document is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in Part I under the caption “Conditions to the Scheme”; Part II under the caption “Questions and Answers – What vote is required from the Scheme Shareholders in order for the Scheme to be approved?”; and Part IV under the caption “Letter from the Board – 14. Votes Required” in the Scheme Document is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in Part VII under the caption “US Special Factors – 1.3 Fairness” and in Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the Scheme Document is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in Part VII under the caption “US Special Factors – 1.3 Fairness – 1.3.3 AsiaSat, The AsiaSat Board” in the Scheme Document is incorporated herein by reference.

(f)	Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)	Report, Opinion or Appraisal. The information set forth in Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” and Part VII under the caption “US Special Factors – 1.3 Fairness” in the Scheme Document is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” and Part VII under the caption “US Special Factors – 1.3 Fairness” in the Scheme Document is incorporated herein by reference.

(c)	Availability of Documents. The information set forth in Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” and Part VII under the caption “US Special Factors – 1.3 Fairness” in the Scheme Document is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in Part VIII under the caption “Explanatory Statement – 6. Source and Amount of Funds” in the Scheme Document is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Expenses. The information set forth in Part VIII under the caption “Explanatory Statement – 15. Costs of the Scheme” in the Scheme Document is incorporated herein by reference.

(d)	Borrowings. Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in Part VII under the caption “US Special Factors – 1.4.1 Participation in AsiaSat” and in Part VIII under the caption “Explanatory Statement – 4.2.1 Shareholder Structure” in the Scheme Document is incorporated herein by reference.

(b)	Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Part VIII under the caption “Explanatory Statement – 13. Interests of the Offeror and its Concert Parties in AsiaSat” in the Scheme Document is incorporated herein by reference.

(e)	Recommendations to Others. The information set forth in Part VII under the caption “US Special Factors – 1.3 – Fairness” but excluding the information set forth under the captions “1.3.2 Additional Matters”, “1.3.3 AsiaSat” and “1.3.4 Certain Projections”, and Part VIII under the caption “Explanatory Statement – 13. Interests of the Offeror and its Concert Parties in AsiaSat” in the Scheme Document is incorporated herein by reference.

Item 13. Financial Information.

(a)	Financial Information. The information set forth in Part X – Financial Information relating to the Group is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons / Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in Part VIII under the caption “Explanatory Statement — 16. Persons/Assets retained, employed, compensated or used” in the Scheme Document is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth in Part VIII under the caption “Explanatory Statement — 16. Persons/Assets retained, employed, compensated or used” in the Scheme Document is incorporated herein by reference.

Item 15. Additional Information

(b)	Other Material Information. None.

Item 16. Exhibits.

Exhibit Number	Description
(a)(1)	Scheme Document, dated March 19, 2007

(a)(5)(1)	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(2)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(3)	Letter to Shareholders, dated 19 March 2007

(b)(1)	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(2)	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(3)	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)	Shareholders’ Agreement, dated December 10, 1998, and amended on November 9, 2004, between CITIC Group, SES and certain of their respective subsidiaries

(d)(6)	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement on November 9, 2004 between CITIC Group, SES and certain of their respective subsidiaries

(d)(7)	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(8)	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(9)	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(g)(1)	Form of voting instruction card for holders of ADSs

(g)(2)	Form of proxy card of the Court Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

(g)(3)	Form of proxy card of the Special General Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Peter Jackson
Name:	Peter Jackson
Title:	Director
Date:	March 19, 2007

ASIACO ACQUISITION LTD.

By:	/s/ Kenneth Ko /s/ Nancy Ku
Name:	Kenneth Ko Nancy Ku
Title:	Director Director
Date:	March 19, 2007

ABLE STAR ASSOCIATES LIMITED

By:	/s/ Kenneth Ko
Name:	Kenneth Ko
Title:	Director
Date:	March 19, 2007

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Frank Ertl
Name:	Frank Ertl
Title:	Managing Director, Chief Financial Officer & Treasurer
Date:	March 19, 2007

Exhibit Index

Exhibit Number	Description
(a)(1)	Scheme Document, dated March 19, 2007

(a)(5)(1)	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(2)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(3)	Letter to Shareholders dated March 19, 2007

(b)(1)	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(2)	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(3)	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)	Shareholders’ Agreement, dated December 10, 1998, and amended on November 9, 2004, between CITIC Group, SES and certain of their respective subsidiaries

(d)(6)	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement on November 9, 2004 between CITIC Group, SES and certain of their respective subsidiaries

(d)(7)	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(8)	Registration Rights Agreement dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(9)	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(g)(1)	Form of voting instruction card for holders of ADSs

(g)(2)	Form of proxy card of the Court Meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited

(g)(3)	Form of proxy card of the Special General meeting for holders of shares of Asia Satellite Telecommunications Holdings Limited